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                                 EXHIBIT 99.5


                        Form of Letter to Shareholders
                            dated November 6, 1995
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                                                                    EXHIBIT 99.5

                          [EQUIFAX INC. LETTERHEAD]

November 6, 1995


To Our Shareholders:

Equifax Inc. has adopted a Share Purchase Rights Plan designed to provide you, our shareholders, with additional assurance that you will have the opportunity to benefit from the long-term prospects and increases in value of the Company. Pursuant to the Rights Plan, which is similar to the rights plans previously adopted by many other publicly owned companies, the Board of Directors declared a dividend of one share purchase right (a "Right") for each outstanding share of the Company's Common Stock. The distribution is being made to shareholders of record as November 24, 1995.

The Rights initially will be represented by, and trade together with, the Company's Common Stock. The Rights are not currently exercisable and, as indicated in the enclosed summary of the Rights Plan, do not become exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 20% or more of the Company's Common Stock. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of Common Stock or, under certain circumstances, additional shares of Common Stock at a discounted price.

A summary of the Rights Plan which explains the terms and nature of the Rights is enclosed. Please review the summary carefully.

The Board of Directors believes that the Rights Plan will help to protect your interests in the event that the Company is confronted with coercive, unfair or inadequate takeover bids or practices. The Plan contains provisions to protect you in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the Board of Directors to represent your interests fully. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. In adopting the Rights Plan, the Board has expressed its confidence in the Company's future and its determination that you, our shareholders, be given every opportunity to participate fully in that future.

On Behalf of the Board of Directors,


/s/ C.B. Rogers, Jr.
--------------------
Chairman and Chief Executive Officer
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                        SUMMARY OF RIGHTS TO PURCHASE
                                COMMON SHARES

      The Board of Directors of Equifax, Inc. (the "Company") has declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, par value $2.50 per share (the "Common Shares"), of the Company. The distribution is payable on November 6, 1995 (the "Record Date") to the shareholders of record as of the close of business on the Record Date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $185.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 25, 1995, (the "Rights Agreement"), between the Company and SunTrust Bank, Atlanta, as Rights Agent (the "Rights Agent"). On October 25, 1995, the Board of Directors of the Company also adopted an amendment to the Articles of Incorporation of the Company to effect a two-for-one stock split of the issued and unissued Common Shares as permitted by Georgia law. The two-for-one split will become effective as of 5:00 p.m. Eastern Time on November 24, 1995, with certificates representing the additional shares to be mailed on or about December 15, 1995. Unless otherwise indicated, all information herein is set forth on a pre-split basis. At the effective time of the stock split, the Purchase Price will be adjusted to $92.50 per Right to reflect the two-for-one stock split.

      Until the earliest to occur of (i) the close of business on the tenth calendar day (or such later date as may be specified by the Board of Directors) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person"), (ii) the close of business on the tenth calendar day following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding Common Shares, or (iii) the close of business on the tenth calendar day following the first date of public announcement of the first occurrence of a Flip-in Event or a Flip-over Event (as such terms are hereinafter defined) (the earliest of such dates being hereinafter called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on November 6, 2005 (the "Final Expiration Date") unless earlier redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation the right to vote or to receive dividends.

      The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

      In the event (a "Flip-in Event") that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares, (ii) any Acquiring Person merges into or combines with the Company and the Company is the surviving corporation or any Acquiring Person effects certain other transactions with the Company, as described in the Rights Agreement, or (iii) during such time as
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there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Rights.

      To illustrate the operation of such an adjustment, at a Purchase Price of $185.00, assuming the current market price (as determined pursuant to the provisions of the Rights Agreement) per Common Share were $46.25, each Right not owned beneficially by an Acquiring Person at or after the time of such an occurrence would entitle its holder to purchase (after the Distribution Date) from the Company eight (8) Common Shares (have a market value of $370.00) for $185.00.

      In the event (a "Flip-over Event") that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or
(iii) 50% or more of the Company's assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

      At any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or Flip-over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at any exchange ratio of one Common Share per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company is not required to issue fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

      The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), at any time prior to the close of business on the later of (i) the Distribution Date and (ii) the first date of public announcement that a person has become an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the purchase price payable and the number of Common Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made at such time as the Rights are not then redeemable which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed.

      A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights is as of November 6, 1995, does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by this reference.